Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-145815, 333-169321, 333-179761, 333-190665, and 333-190666) of our reports dated February 26, 2016 relating to the financial statements and financial statement schedule of TriMas Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the presentation of the Cequent businesses, prior to the spin-off from TriMas Corporation, as discontinued operations for all periods presented) and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of TriMas Corporation for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

Detroit, MI
February 26, 2016